COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

50606 AMERIPRISE FINANCIAL CENTER

MINNEAPOLIS, MN 55474

Writer’s Direct Contact

(617) 385-9536

December 5, 2012

Ms. Laura Hatch

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust (File No. 333-184403),
Columbia Funds Series Trust I (File Nos. 333-184404), and
Columbia Funds Series Trust II (File No. 333-184405) (the “Registrants”)

Dear Ms. Hatch and Ms. Johnson:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on November 14, 2012 in connection with the registration statements on Form N-14, filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on October 12, 2012, as amended on October 26, 2012 for Columbia Funds Series Trust and Columbia Funds Series Trust II, and on October 31, 2012 for Columbia Funds Series Trust I. As you know, these registration statements collectively contain three distinct proxy statement/prospectuses (each a “Book”). Summaries of the Staff’s comments on each Book are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in each Book.

Global Comments

1.	Comment. For each registration statement, please confirm supplementally that the opinion of counsel supporting the tax consequences of the Reorganizations, as required by Item 16(12) of Form N-14, will be filed within a reasonable time following the closing of the Reorganizations.

Response. The tax opinion will be filed by a post-effective amendment to each registration statement within a reasonable time following the closing of each Reorganization.

2.	Comment. In the Q&A section of each Book, under the question “Will there be any changes to the options or services associated with my account as a result of the Reorganizations?”, please consider beginning the answer with “No.”

Response. The requested change will be made.

3.	Comment. The Q&A section of each Book contains the following statement after the question “Are there costs or tax consequences of the Reorganizations?”: “Reorganization costs may be allocated to each Fund, but will be limited to an amount that is not more than the anticipated reduction in expenses borne by the Fund’s shareholders during the first year following the Reorganization.” Please explain supplementally who will bear reorganization costs that exceed the anticipated reduction in expenses during the first year following the Reorganizations.

Response. As described more fully in “Exhibit A — Costs of the Reorganizations,” Columbia Management will bear reorganization costs in excess of the anticipated reduction in expenses during the first year following the Reorganizations.

4.	Comment. Please describe any transaction costs the Funds are expected to incur to reposition their portfolios in connection with the reorganizations. Please note that these costs should be reflected in the capitalization table and in the pro forma narrative as a reduction of the net assets of the combined fund.

Response. Although the Funds will have portfolio turnover (which may be substantial) in the ordinary course, Columbia Management does not anticipate that the Funds will incur material repositioning costs in connection with the Reorganizations. Accordingly, no repositioning costs are reflected in the capitalization table or in the pro forma narrative as a reduction of the net assets of the combined fund.

5.	Comment. In the section of each Book captioned “Where to get more information,” only the prospectuses and financial statements of the Selling Funds are incorporated by reference. Please confirm supplementally that the information regarding the Buying Funds required by Items 6 and 11 through 14 of Form N-14 is included in each registration statement.

Response. The Registrants confirm that each registration statement contains all of the information and disclosure required by Items 6 and 11 through 14 of Form N-14.

6.	Comment. For each Buying Fund that includes “Derivatives Risk” as a Principal Risk, please consider providing more detailed disclosure regarding the risks of investing in derivatives, consistent with the July 30, 2010 letter from Barry Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, Esq., General Counsel of the Investment Company Institute regarding derivatives-related disclosure by investment companies.

Response. The Registrants believe that the description of each Fund’s principal risks relating to investments in derivatives conforms to the approach described in the July 30, 2010 letter from Barry Miller.

7.	Comment. In each Book, in the section captioned “Exhibit B — Additional Information Applicable to the Buying Funds,” please describe any minimum subsequent investment to which shareholders of the Buying Funds will be subject.

Response. The Registrants confirm that shareholders of the Buying Funds will not be subject to any minimum subsequent investment following the Reorganizations. Accordingly, no changes have been made to Exhibit B of the registration statements.

8.	Comment. For Funds that will bear the costs of the Reorganizations, please confirm that these costs are reflected in the capitalization table under “Section C — Capitalization, Ownership of Fund Shares and Financial Highlights — Capitalization of Selling Funds and Buying Funds” as a diminution in net assets.

Response. The Registrants confirm that the costs of reorganization to be borne by the Funds are reflected in the capitalization table as a diminution in net assets.

9.	Comment. Please confirm supplementally that the analysis set out in the Staff’s North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”) was undertaken in determining which Fund will be the accounting survivor for each Reorganization.

Response. The Registrants confirm that the factors set out in the NAST Letter were considered in determining which Fund will be the accounting survivor in each Reorganization.

Specific Comments

10.	Comment. The Q&A section of Book 2 contains the following statement after the question “Will there be any changes to my fees and expenses as a result of the Reorganizations?”: “It is expected that, following the proposed Reorganizations, the expenses borne by Selling Fund shareholders would generally be the same as or lower than the expenses they currently bear.” Please explain how this statement is true for each proposal. For example, in Proposal 5, following the Reorganizations, net operating expenses (after waivers) for Class Z shares of the combined Fund are expected to be higher than those currently borne by Class Z shares of the Selling Funds (Columbia Connecticut Tax-Exempt Fund and Columbia Massachusetts Tax-Exempt Fund).

Response. The disclosure noted above will be revised to read:

“It is expected that, following the proposed Reorganizations, the net expenses (after waivers) borne by Selling Fund shareholders would generally (except for Class Z shares of Columbia Connecticut Tax-Exempt Fund and Columbia Massachusetts Tax-Exempt Fund) be the same as or lower than the expenses they currently bear.”

11.	Comment. In Book 2, Proposal 1, in the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses — Annual Fund Operating Expenses,” footnote (6) states that Columbia Management and its affiliates have contractually agreed to waive fees and/or reimburse expenses such that net operating expenses will not exceed the annual rate of 1.35% for Class A, and so on. Please explain supplementally why total annual fund operating expense for Class A of 1.24% are reduced by 5 basis points when it currently appears that such expenses are already below the expense cap described in footnote (6).

Response. For Columbia Mid Cap Growth Fund (the Buying Fund in Proposal 1), there will be two layers of expense reimbursement following the merger. In addition to the 1.35% cap on net operating expenses for Class A, there will be a 0.19% cap on transfer agency expenses. The reduction in total operating expense of 5 basis points shown in the “Annual Fund Operating Expenses Table” for Class A comes from this separate and additional limit on transfer agency expenses.

12.	Comment. In Book 2, Proposal 2, in the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses — Annual Fund Operating Expenses,” footnote (3) provides two different caps for the Selling Fund (Columbia Frontier Fund): 1.53% for Class A ending March 1, 2013 and 1.41% for Class A ending December 31, 2013. Similarly, footnote (7) provides two different caps for the Buying Fund (Small Cap Growth Fund I): 1.31% for Class A ending December 31, 2012 and 1.41% for Class A ending December 31, 2013. As currently presented, the “Annual Fund Operating Expenses” table reflects the expense caps expiring December 31, 2012 and March 31, 2013, respectively, for the Buying Fund and the Selling Fund. Please consider presenting in the table the expense ratios that will be in place on April1, 2013.

Response. The requested change will be made. The “Annual Fund Operating Expenses” table will reflect the expense caps of 1.41% for Class A expiring December 31, 2013 for each of the Selling Fund (Columbia Frontier Fund) and the Buying Fund (Columbia Small Cap Growth Fund I).

13.	Comment. In Book 2, Proposal 4, in the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses — Expense Examples,” please explain why the expense example numbers are different for certain share classes as between the Selling Fund and the Buying Fund (pro forma), when operating expenses shown for both Funds appear to be identical.

Response. The differences are attributable to rounding in the fee table, and will be revised so that the expense examples are the same for all Funds for which the fee table shows the same expense ratios.

14.	Comment. In Book 2, Proposal 4, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please insert the parenthetical “(also known as ‘junk bonds’)” after the phrase “below-investment-grade securities.” In addition, consider revising the sentence comparing the dollar-weighted average maturity of the Funds to clarify the difference between maturity and duration.

Response. The requested changes will be made. The parenthetical “(also known as ‘junk bonds’)” will be inserted after the phrase “below-investment-grade securities.” In addition, the following sentence will be added after the sentence comparing the dollar-weighted average maturity of the Buying Fund and the Selling Fund:

“Maturity refers to the period of time at the end of which a bond is scheduled to be fully repaid, while duration refers to the anticipated sensitivity (expressed in years) of a bond to changes in interest rates.”

15.	Comment. In Book 2, Proposal 5, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” the table comparing each Fund’s principal investment strategies indicates that the Buying Fund may invest up to 35% of its total assets in bonds that are rated below investment grade, while each of the Selling Funds may invest only 25% of its total assets in such bonds. Please highlight this difference in the narrative paragraph above the table.

Response. The following statement will be added to the narrative preceding the comparison table:

“Accordingly, the Buying Fund may be subject to a greater extent to risks associated with investments in below-investment-grade securities.”

16.	Comment. In Book 2, Proposal 5, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Fundamental Investment Policies” and “ — Comparison of Non-Fundamental Investment Policies,” please add a table comparing the fundamental and non-fundamental investment policies of the Buying Fund and each Selling Fund, or explain supplementally why such tables are not provided.

Response. The fundamental and non-fundamental investment policies of the Buying Fund and each Selling Fund in Proposal 5 are identical except for the differences noted in the narrative paragraph. As a result, the Registrant believes that the inclusion of a side-by-side comparison of each identical policy would be unnecessarily long and would increase the size of the document without enhancing the quality of the information.

17.	Comment. In Book 2, Proposal 5, in connection with the discussion of principal investment strategies of the Buying Fund and each Selling Fund, please describe any negative tax consequences to shareholders of the Fund who are residents of Connecticut or Massachusetts.

Response. The following sentence will be added:

“Dividends paid by the Buying Fund, unlike those paid by Columbia Connecticut Tax-Exempt Fund and Columbia Massachusetts Tax-Exempt Fund, are generally not expected to be exempt from state income tax in Connecticut or Massachusetts.”

18.	Comment. In the Statement of Additional Information for Book 2, in the section captioned “Appendix B — Narrative Description of the Pro Forma Effects of the Reorganizations,” the disclosure following “Table 7 — Administration Fees” states: “Columbia Management expects that, subsequent to the Reorganizations, there may be some portfolio realignment of the Buying Funds (of securities acquired from the Selling Funds).” Please confirm supplementally that Columbia Management does not expect there to be portfolio realignment of the Buying Funds because of the Reorganizations, but only in the ordinary course.

Response. The Registrant confirms that Columbia Management does not anticipate that there will be significant portfolio realignment of the Buying Funds because of the Reorganizations, other than purchases and sales of securities in the ordinary course of business. For this reason, the sentence immediately following the disclosure referenced above states: “However, Columbia Management expects that any such portfolio realignment will not result in any significant increase in a Buying Fund’s portfolio turnover rate, relative to its historical portfolio turnover rate.”

19.	Comment. In Book 1, in the Q&A section, the answer to the question “Will there be any changes to my fees and expenses as a result of the Reorganizations?” states: “It is expected that, following the proposed Reorganizations, the expenses borne by Selling Fund shareholders would generally be the same as or lower than the expenses they currently bear.” Please clarify that this statement refers to “net” expenses after waivers, and consider clarifying that Columbia Management is under a contractual obligation to observe these fee waivers/expense caps only until November 30, 2014. Please also explain how this statement is true for each proposal. For example, in Proposal 4, following the Reorganizations, total annual fund operating expenses for Class Z shares of the combined Fund are expected to be higher than those currently borne by Class Z shares of the Selling Fund (Columbia Government Money Market Fund).

Response. The disclosure referenced above will be revised to state that, following the proposed Reorganizations, the net expenses (after waivers) borne by the Selling Fund shareholders would generally be the same as or lower than the net expenses they currently bear. The Registrant believes that providing the expiration date of the contractual agreement to limit operating expenses is not required, and is more detailed than would be appropriate for the Q&A section. Accordingly, the disclosure noted above will be revised to read:

“It is expected that, following the proposed Reorganizations, the net expenses (after waivers) borne by Selling Fund shareholders would generally be the same as or lower than the expenses they currently bear.”

20.	Comment. In Book 1, in the section captioned “Where to Get More Information,” the financial statements of Columbia Large Cap Value Fund for the year ended February 29, 2012 have become stale as of October 31, 2012. Please confirm that the reference will be updated to incorporate the financial statements of Columbia Large Cap Value Fund for the semi-annual period ended August 31, 2012 in the definitive registration statement.

Response. The Registrant confirms that the reference will be updated to incorporate the financial statements of Columbia Large Cap Value Fund for the six-month period ended August 31, 2012 in the definitive version of the registration statement.

21.	Comment. In Book 1, Proposal 1, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please add disclosure clarifying that the Buying Fund (Columbia Equity Value Fund) may invest 80% of its net assets in equity securities of companies that have market capitalizations of any size.

Response. The following sentence will be added to the narrative preceding the comparison table describing the principal investment strategies of the Funds:

“The Buying Fund is not similarly constrained and may invest in equity securities of companies of any market capitalization.”

22.	Comment. In Book 1, Proposal 3, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Principal Risks,” please indicate whether the Selling Fund (Columbia High Yield Opportunity Fund) may invest in dollar rolls and would thus be subject to “Dollar Rolls Risk.”

Response. The following sentence will be added to the disclosure under “Dollar Rolls Risk”:

“The Selling Fund is also subject to this risk.”

23.	Comment. In Book 3, Proposal 1, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please clarify whether the Selling Fund may also invest in derivatives such as futures contracts (including fixed income and index futures).

Response. The Buying Fund and the Selling Fund have similar attributes and have generally similar principal investment strategies. The sentence ending “and other investments such as derivatives” will be revised as follows:

“. . .. , and derivatives such as futures contracts (including fixed income and index futures).”

24.	Comment. In Book 3, Proposal 2, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please clarify that the Funds may invest in the same universe of Underlying Funds.

Response. The Buying Fund and the Selling Fund have similar attributes and have generally similar principal investment strategies. The following sentence will be added to the narrative paragraph:

“The Funds may invest in the same suite of Underlying Funds.”

25.	Comment. In Book 3, Proposal 2, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Principal Risks,” please consider adding disclosure for each principal risk of each Underlying Fund in which the Buying Fund may invest, including Credit Risk, Interest Rate Risk and Small and Mid-Cap Company Risk.

Response. The Buying Fund is a “fund of funds” and, accordingly, the principal risks disclosed in the section captioned “Comparison of Principal Risks” are those risks to which investors in a “fund of funds” are directly subject. The principal risks of investing in the Underlying Funds, including Credit Risk, Interest Rate Risk, and Smaller Company Securities Risk, to which investors in the Buying Fund are indirectly subject, are described in Exhibit G to Book 3. In addition, the following disclosure will be added to the “Comparison of Principal Risks” section:

“In addition, each Fund is indirectly subject to the risks of the Underlying Funds in which it invests. The principal risks of the Underlying Funds are described in Exhibit G.”

26.	Comment. In Book 3, the section captioned “Section A — Reorganization Proposals — Additional Information About Each Reorganization — Reasons for the Proposed Reorganizations and Board Deliberations” contains the following statement for Proposals 2 and 3: “Despite these differences, the Board considered that Fund’s [sic] investment strategy and portfolio is similar in that it is a ‘fund of funds.’” Please clarify or delete this sentence.

Response. The above-referenced disclosure has been revised to state:

“Despite these differences, the Board considered that the Funds’ investment strategies and portfolios are similar in that each is a ‘fund of funds.’”

27.

Comment. In Book 3, in the section captioned “Section A — Reorganization Proposals — Additional Information about Each Reorganization — Reasons for the Proposed Reorganizations and Board Deliberations,” the investment objectives described under “Continuity of Investment” for the Buying Fund in each of Proposals 2 and 3 does not match the description of the Buying Fund’s investment objective elsewhere in Book 3. Please revise the description of the Buying Funds’ investment objectives in the “Board Deliberations” section and note that it is the same as the Selling Funds’ investment objectives.

Response. The requested changes will be made.

28.	Comment. In Book 3, the section captioned “Section A — Reorganization Proposals — Additional Information About Each Reorganization — Reasons for the Proposed Reorganizations and Board Deliberations” contains the following statement under “Expense Ratio”: “The Board considered, however, that absent the proposed Reorganization, Management would be proposing to the Board and shareholders of each such Selling Fund an amended investment management services fee structure designed to align the Columbia fund of fund fee structures so that all Columbia funds of funds are charged a modest fee for assets not allocated to Columbia Funds.” Please add disclosure clarifying that any such change would be subject to shareholder approval.

Response. The following disclosure will be added at the end of the sentence referenced above:

“. . . , subject to approval by the Board and shareholders.”

29.	Comment. In Book 3, in the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses — Shareholder Fees,” please confirm that any differences in the sales loads between the Selling Funds and the corresponding Buying Funds are disclosed in the Q&A section of the registration statement.

Response. The following sentence will be added after the question “Will there be any changes to my fees and expenses as a result of the Reorganizations?”:

“In addition, it is expected that, following the proposed Reorganizations, sales loads borne by shareholders of Columbia Portfolio Builder Moderate Aggressive Fund on future purchases would be the same as the sales loads they currently bear, while sales loads borne by shareholders of Columbia LifeGoal® Income Portfolio and Columbia Portfolio Builder Moderate Conservative Fund on future purchases would be higher than the sales loads they currently bear.”

* * * * *

We hope that the foregoing responses adequately address your comments. Each Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement that is the subject of this letter. Each Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Each Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/S/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II